Burns, Figa & Will, P.C.

Suite 1000, Plaza Tower One

6400 South Fiddler’s Green Circle

Greenwood Village, CO 80111

October 26, 2006

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jennifer R. Hardy, Esq., Branch Chief
Mail Stop 7010

Re:	Isonics Corporation
Registration Statement on Form S-3
Amendment No. 3
Commission File No. 333-134816

Ladies and Gentlemen:

Thank you for your comment letter of October 19, 2006, referring to Isonics’ registration statement on Form S-3 (333-134816). The following paragraph numbers refer to the paragraphs contained in your letter of October 19, 2006, referring to the registration statement and incorporating our subsequent discussions.

General

Previously you had issued a comment relating to the size of the offering and proposed a treatment of the offering as a primary issuance that could not be registered as a continuous and delayed offering under Rule 415.  Since the first issuance of that comment in your July 3, 2006 letter, and reissuance of that comment in your September 13, 2006, letter, we have had several discussions.  As we understand the result of those discussions, the staff will not raise an objection to this registration statement if the total number of shares being registered does not exceed one-third of the shares held by non-affiliates of Isonics, or the shares issued to Cornell Capital L.P. in (or deriving from) the transaction or to Roadrunner Capital Group, LLC (“Roadrunner”) as consideration for assistance in the issuance of the 6% Debentures.  The following table reflects information as of the September 1, 2006, record date for the annual meeting of shareholders to be held on October 30, 2006 (the last relevant information publicly available).  Since that date, additional shares have been issued for payment of principal and interest on the outstanding 8% Debentures which are not reflected in the table.

Total shares outstanding	46,654,899
Shares actually owned by management	3,410,987
Shares issued to Roadrunner and Cornell	660,000
Non affiliate ownership	42,583,912

1/3 of non-affiliate ownership	14,194,637

The registration statement seeks the registration of 8,735,785 shares of common stock, an amount well below the one-third limitation.

Comments Expressed in Your Letter of October 19, 2006

1.               Please revise to disclose the effect of your failure to obtain effectiveness of this registration statement by September 27, 2006, as required by your registration rights agreement with Cornell.

Isonics has added disclosure to the registration statement to address this comment as you suggested.  By e-mail dated October 25, 2006, Cornell Capital has waived the penalty amount related to the effectiveness of the initial registration statement (to which this letter relates).

2.               We note that your shareholders will vote on approval of your transaction with Cornell and to increase the authorized shares at their meeting scheduled for October 30, 2006.  If you receive shareholder approval of these actions, update your registration statement to disclose the votes and their consequences, including your requirement to register additional shares underlying the equity line.

First of all, we do not consider this to be an equity line.  At the present, Isonics’ obligation to Cornell is pure debt.  At the time of effectiveness of this registration statement, Isonics will owe $16,000,000 to Cornell, all of which Isonics will have received.  Whether this is considered to be an equity line or not does not appear necessary for the purposes of addressing the comment.

As you noted, the meeting will be held Monday, October 30, 2006.  Based on the information preliminarily available, the shareholders will approve both the increase in authorized capitalization (proposal no. 2) and the Cornell transaction (proposal no. 3).  The approval of proposal no. 2 (increase in authorized capitalization) will not be sufficient to meet the requirements of California law to amend the articles of incorporation, however.  Consequently Isonics plans to call another meeting (a special meeting of shareholders) for the purposes of considering only the increase in authorized capitalization.  The board of directors has not set a record date or meeting date yet.  We have added disclosure to the registration statement based on the foregoing, and will complete the disclosure in a Rule 424(b) prospectus after the meeting has taken place.

3.               We note your response to comment 11 of our letter dated September 13, 2006.  The representations provided therein do not conform to the representations requested on pages 6-7 of our letter dated July 3, 2006.  Accordingly, we reissue prior comment #11.

We understood that the comment in your July 3, 2006, letter required the representations to be made “in the event the company requests acceleration of the effective date of the pending registration statement.”  Based on this comment repeated in this letter, Isonics has included a letter from its President as requested.  Isonics will also make the same representations in its request for acceleration.

We are hopeful that this Amendment No. 3 addresses all of your remaining issues, and that Isonics can proceed to effectiveness of the registration statement.  Isonics would like to seek effectiveness by no later than Friday, November 3, 2006.  Isonics understands that it needs to submit a separate request for acceleration, and this paragraph does not purport to be that request.  At your convenience, I would like to discuss an appropriate date for acceleration with you.

Please let us know if you have any further questions or comments.  Isonics would like to be able to seek effectiveness of this registration statement as soon as convenient.

Sincerely yours,

Herrick K. Lidstone, Jr.

For the Firm

Cc:	Isonics Corporation
Hein & Associates, LLP